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Exhibit 99.1

PRESS RELEASE
Leitch Investor Contact: David Toews Chief Financial Officer Tel: +1 416-445-9640 Investors@leitch.com
24 February, 2004	FOR IMMEDIATE RELEASE

LEITCH TECHNOLOGY ANNOUNCES THIRD QUARTER RESULTS

        TORONTO — Leitch Technology Corporation (TSX:LTV) today announced its financial results for the third quarter ended January 31, 2004. Revenue for the third quarter was $38.8 million, representing a 7% increase from $36.4 million in the prior quarter and a 21% decrease from $49.1 million during the same period last year. The increase in revenue from the second quarter was largely due to an increase in server sales, which increased 48% after a poor second quarter. The decrease in year over year revenue of $10.3 million was mostly due to the strengthening Canadian dollar, which accounted for approximately $6 million of the decrease.

        Gross margin in the third quarter of fiscal 2004 was $17.4 million or 45% of revenue, compared to 43% in the previous quarter, and 50% a year ago. Gross margins continue to be negatively impacted by low production volumes and a weakening U.S. dollar.

        Total expenses for the quarter were $21.6 million, down from $22.3 million in the second quarter, and down from $25.1 million in the third quarter of fiscal 2003. The second quarter included costs associated with attending the IBC show while the third quarter included higher than normal costs associated with the Company's annual general meeting ("AGM") held in December, 2003. The reduction in expenses from the prior year period is due to cost savings initiatives and the impact of a weakening U.S. dollar, offset by the AGM costs.

        The net loss in the third quarter of fiscal 2004 was $4.1 million, or $0.12 per share compared to $6.4 million or $0.19 per share in the prior quarter and $1.9 million or $0.06 per share during the third quarter of fiscal 2003. The third quarter of fiscal 2003 included $1.5m of amortization of acquired technology. The Company also announced that it plans to reduce its cost base by $10 million in order to accelerate the Company's return to profitability.

        "We must drive towards profitability independent of revenue growth. While our main strategy is to focus on growing revenue through targeting underserved geographic areas and product areas, we cannot afford to leave our expense base where it is," said Tim Thorsteinson, Leitch's President and CEO. "I am committed to removing $10 million in costs through a combination of removing a layer of management and other personnel reductions, focusing the Company on its new product portfolio, shifting to a more flexible manufacturing model, reducing non-personnel spending and rationalizing facilities costs."

        Restructuring charges associated with staff reductions, and inventory rationalization resulting from the product portfolio review are expected to be in the $8 to $12 million range, and will be reflected in the Company's fourth quarter of 2004. The Company also plans to reduce its infrastructure burden, and in doing so, is reviewing plans to vacate or downsize certain leased properties. The future lease payments on the properties being reviewed is approximately $12 million, spread over a 5 to 10 year period. The Company will take a charge in the fourth quarter or first quarter of next year for the expected cost to terminate these lease arrangements. The cash impact of the restructuring charges will not be immediate, and will be deferred as long as practical.

        At the end of the quarter the Company had $25.5 million in cash on hand, down from $30.6 million at the end of the second quarter. The decrease was primarily due to the loss in the quarter and working capital changes, offset by the proceeds from the sale and leaseback of its Virginia USA premises of $3.2 million. The gain on sale of $1.1 million has been deferred and will be recognized over the leaseback period. The Company continues to have no debt on its balance sheet, and has not drawn on its credit facilities.

        After completion of the restructuring, the Company is targeting profitability at revenue levels in the $38 to $40 million range, and cash flow breakeven at revenue levels in the $37-$39 million range. "With a reduced expense base and a more flexible manufacturing model, we will be able to drive more to the bottom line as our new products continue to gain momentum, and provide more value to our shareholders" said Mr. Thorsteinson.

        The Company will host a live webcast on Tuesday, February 24 at 5:00 p.m. (ET). To access the webcast, please enter www.leitch.com/q3webcast. Click on the link for the webcast. From there, you may test or download the required software to access the webcast.

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        For those unable to participate in the conference call at the scheduled time, the conference call will be archived and available for replay through the Leitch website. To access the archive, please go to www.leitch.com/investors and click on the link for the Webcast Archive.

Forward Looking Statements

This news release contains forward-looking statements that involve risk and uncertainties. These statements can be identified by the use of forward-looking terminology such as "may", "will", "expect", "anticipate", "estimate", "plans", "continue", or the negative thereof or other variations thereon or comparable terminology referring to future events or results. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of numerous factors including, without limitation, the timing of acquisitions and expansion opportunities, technological change which may impact the Company's capital expenditures and results of operations, and competitive factors which may alter the timing and amount of the Company's capital expenditures, any of which could cause actual results to vary materially from current results or the Company's currently anticipated future results. Additional information concerning factors that could cause actual results to materially differ from those in such forward-looking statements is contained in the Company's filings with Canadian and United States securities regulatory authorities. The Company wishes to caution readers not to place undue reliance upon such forward-looking statements that speak only as of the date made. The Company assumes no obligation to update the information contained in this press release.

About Leitch

Leitch Technology is a 33-year global leader in the design and distribution of high-performance video equipment for the professional television industry. Leitch offers the most extensible products and interoperable systems, enabling operations of any size to achieve a truly Integrated Content Environment. Leitch is the most trusted name for increasing performance and productivity through solutions that streamline workflow of content production, processing, transmission and management. With a sole focus on and commitment to the television industry, Leitch provides unparalleled customer support.

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LEITCH TECHNOLOGY CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS

(In thousands of Canadian dollars, except share and per share amounts — Unaudited)

	Three months ended January 31, 2004	Three months ended January 31, 2003	Nine months ended January 31, 2004	Nine months ended January 31, 2003
Revenue	$38,792	$49,086	$112,728	$141,765
Cost of goods sold	21,417	24,749	62,416	69,702

Gross margin	17,375	24,337	50,312	72,063
Expenses (income)
Selling and administrative expenses	14,773	16,754	43,444	50,918
Gross research and development	7,492	9,226	24,266	27,251
Investment tax credits	(703)	(914)	(2,251)	(2,654)
Other charges	—	—	2,918	—
Interest income, net	(65)	(23)	(261)	(57)

	21,497	25,043	68,116	75,458

Loss before amortization, equity interest and income taxes	(4,122)	(706)	(17,804)	(3,395)
Amortization of acquired technology	—	1,502	—	4,512
Equity interest in losses (earnings) of partly owned businesses	(8)	(40)	1	(121)

Loss before income taxes	(4,114)	(2,168)	(17,805)	(7,786)
Income taxes (recovery)	—	(289)	(2,243)	(1,122)

Net loss	$(4,114)	$(1,879)	$(15,562)	$(6,664)

Loss per share:
Basic	$(0.12)	$(0.06)	$(0.48)	$(0.22)
Diluted	$(0.12)	$(0.06)	$(0.48)	$(0.22)

Weighted average number of shares outstanding (thousands):
Basic	34,570	29,782	32,438	29,782
Diluted	34,570	29,782	32,438	29,782

% of Revenue
Gross margin	45%	50%	45%	51%
Sales and administrative	38%	34%	39%	36%
Gross research and development	19%	19%	22%	19%
Net loss	-11%	-4%	-14%	-5%

LEITCH TECHNOLOGY CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of Canadian dollars — Unaudited)

	Three months ended January 31, 2004	Three months ended January 31, 2003	Nine months ended January 31, 2004	Nine months ended January 31, 2003
Cash flows provided by (used in):
Operating activities:
Net loss	$(4,114)	$(1,879)	$(15,562)	$(6,664)
Items not involving cash:
Depreciation	3,008	3,344	8,901	9,640
Future income taxes	(869)	(591)	(3,701)	(3,541)
Amortization of acquired technology	—	1,502	—	4,512
Equity interest in losses of partly owned businesses	(8)	(40)	1	(121)
Deferred gain on disposal of building	(1,126)	—	(1,126)	—
(Gain) loss on disposal of capital assets	(74)	20	(3)	266
Net change in non-cash balances related to operations	(5,178)	1,158	(1,636)	3,407

Cash flows provided by (used in) continuing operations	(8,361)	3,514	(13,126)	7,499
Cash flows used in discontinued operations	—	—	—	(508)

Cash flows provided by (used in) operating activities	(8,361)	3,514	(13,126)	6,991
Financing activities:

Issuance of capital stock (net of share issue costs)	—	—	20,479	—

Cash flows provided by financing activities	—	—	20,479	—
Investing activities:
Investment in capital assets	(839)	(398)	(1,906)	(3,709)
Proceeds from disposal of capital assets	3,219	209	3,219	3,062

Cash flows provided by (used in) investing activities	2,380	(189)	1,313	(647)
Change in cash balances due to foreign exchange	797	(367)	(1,763)	(289)

Increase (decrease) in cash and cash equivalents	(5,184)	2,958	6,903	6,055
Cash and cash equivalents, beginning of period	30,647	11,039	18,560	7,942

Cash and cash equivalents, end of period	$25,463	$13,997	$25,463	$13,997

Supplementary cash flow information:
Income taxes paid	$396	$653	$396	$1,183
Interest paid	1	1	4	106

Leitch Technology Corporation

Condensed Consolidated Balance Sheets
(In thousands of Canadian dollars — Unaudited)

	January 31, 2004	April 30, 2003
Assets
Current assets:
Cash and cash equivalents	$25,463	$18,560
Accounts receivable	28,069	29,916
Inventory	56,610	56,873
Future income taxes	3,638	5,705
Income taxes recoverable	498	1,153
Prepaid expenses and other assets	6,553	6,128

	120,831	118,335
Capital assets	37,559	47,403
Future income taxes	26,050	20,020
Investments in partly owned businesses	1,707	1,708

	$186,147	$187,466

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and accrued liabilities	$21,233	$24,837
Income taxes payable	21	39

	21,254	24,876
Future income taxes	6,810	5,407
Shareholders' equity:
Capital stock	234,545	214,066
Cumulative translation account	(3,176)	841
Retained earnings (deficit)	(73,286)	(57,724)

	158,083	157,183

	$186,147	$187,466

Key Ratios:
Days sales outstanding	65	70
Inventory turns	1.51	1.59

LEITCH TECHNOLOGY CORPORATION

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Canadian dollars, except share and per share amounts — Unaudited)

1.    SIGNIFICANT ACCOUNTING POLICIES

These condensed consolidated financial statements have been prepared in accordance with The Canadian Institute of Chartered Accountants ("CICA") Standards for interim financial statements. These condensed consolidated financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements except as disclosed herein, however, they do not include all of the disclosure requirements for annual financial statements. For a full description of accounting policies, refer to Leitch Technology Corporation's ("Leitch" or the "Company") 2003 Audited Consolidated Annual Financial Statements.

2.    OTHER CHARGES

During the quarter ended July 31, 2003, the Company incurred $2,918 in costs, primarily related to severance and other employee termination benefits, as the Company executed a plan to reduce headcount by 50 people. The staff reductions occurred across all areas of the Company through relocation and centralization of certain functions and reducing headcount in certain administrative functions. Of this amount, $270 has not been paid at January 31, 2004 and will be paid over the balance of fiscal 2004 and into fiscal 2005.

3.    SALE LEASEBACK TRANSACTION

During the quarter ended January 31, 2004, the Company entered into a sale leaseback transaction with respect to its Virginia, USA building. The building was sold for net proceeds of $3,219, resulting in a gain on sale of $1,126. The entire building is being leased back for five years, and approximately 37% of the square footage is being leased for an additional five years. The gain on sale is being deferred and amortized over the weighted average lease term.

4.    BANKING FACILITIES

During the quarter ended October 31, 2003, the Company cancelled its existing revolving line of credit. On November 10, 2003, the Company obtained a 3 year operating bank line of up to $20,000, bearing interest at a variable rate based on the bank's prime lending rate plus 0.25%. In addition, the Company is obligated to pay a commitment fee of 0.25% on the unused portion. The line is secured by substantially all of the North American assets of the Company, and availability is based on quality and aging of Accounts Receivable in North America. No amounts were drawn under the facility at January 31, 2004.

5.    SHARE CAPITAL

Pursuant to a short form prospectus filed on August 21, 2003, the Company issued 4,450,000 common shares and a further 338,000 common shares through an over allotment option. The price per share for the offering was $4.50, and the net proceeds from the issuance was $20,479 (net of share issue costs of $1,527 and related tax benefit of $460).

6.    STOCK-BASED COMPENSATION

The Company has established a stock option plan to encourage ownership in the Company's shares by directors, officers and employees of the Company and its subsidiaries. Options are granted with an exercise price equal to, or greater than the market price of the common shares of the Company at the date of granting, for a term of five years, vesting at five percent per three-month period.

For a full description of the Company's stock-based compensation, reference should be made to Leitch's 2003 Audited Consolidated Annual Financial Statements.

The Company applies the intrinsic value based method of accounting for its fixed employee stock compensation plan. Accordingly, no compensation expense has been recognized for the three and nine months ended January 31, 2004 and 2003. Canadian Institute of Chartered Accountants Handbook Section 3870, "Stock-based compensation and other stock-based payments" provides that companies should also disclose, on a pro forma basis, net earnings and earnings per share had the Company adopted the fair value method for accounting for stock options. Had compensation expense been determined based on the fair value at the grant dates for stock options granted on or after May 1, 2001, the Company's results would have been as follows:

	Three months ended January 31, 2004	Three months ended January 31, 2003	Nine months ended January 31, 2004	Nine months ended January 31, 2003
Net loss
As reported	($4,114)	($1,879)	($15,562)	($6,664)
Pro forma	($4,310)	($2,159)	($16,374)	($7,498)

Loss per share as reported
Basic	($0.12)	($0.06)	($0.48)	($0.22)
Fully diluted	($0.12)	($0.06)	($0.48)	($0.22)

Loss per share pro forma
Basic	($0.12)	($0.07)	($0.50)	($0.25)
Fully diluted	($0.12)	($0.07)	($0.50)	($0.25)

The fair value of each stock option grant was determined on the date of grant. The number of options granted and the weighted average fair value of each option are as follows:

	Three months ended January 31, 2004		Three months ended January 31, 2003		Nine months ended January 31, 2004		Nine months ended January 31, 2003
	Options	Weighted Average fair value	Options	Weighted Average fair value	Options	Weighted Average fair value	Options	Weighted Average fair value
Stock options granted at higher than estimated market price	13,000	$1.80	4,000	$2.87	26,000	$1.68	44,000	$2.89
Stock options granted at estimated market price	300,000	$2.16	—	n/a	300,000	$2.16	—	n/a

The fair value of the stock options was determined using the Black Scholes option pricing model, based on the following assumptions:

	Three months ended January 31, 2004	Three months ended January 31, 2003	Nine months ended January 31, 2004	Nine months ended January 31, 2003
Risk free interest rate	4.1%	4.3%	3.4-4.1%	4.3%-4.9%
Expected life	4.3 years	4.3 years	4.3 years	4.3 - 5 years
Expected volatility	52%	49%	51-52%	22%-49%
Expected dividends	—	—	—	—

Because additional stock options are expected to be granted each year, the above pro forma disclosure is not representative of pro forma effects on reported financial results for future periods.

7.    SEGMENTED INFORMATION

For a full description of the Company's operating segments, reference should be made to Leitch's 2003 Audited Consolidated Annual Financial Statements.

a)
Industry Segments

Three months ended January 31, 2004	Video Processing and Distribution	Servers	Post Production	Other	Inter-segment eliminations	Total
Revenue:
External	$27,840	$6,242	$4,710	$—	$—	$38,792
Internal	—	—	—	1,152	(1,152)	—

	27,840	6,242	4,710	1,152	(1,152)	38,792

Contribution margin	7,109	1,382	2,095	1,152	(1,152)	10,586
Selling and administrative						14,773
Other charges						—
Interest income						(65)

Loss before amortization, equity interest and income taxes						($4,122)

Total assets	$87,861	$39,217	$37,363	$21,706	—	$186,147
Capital asset expenditures	448	200	191	—	—	839

7.     SEGMENTED INFORMATION (CONTINUED)

  a)
  Industry Segments Continued

Three months ended January 31, 2003	Video Processing and Distribution	Servers	Post Production	Other	Inter-segment eliminations	Total
Revenue:
External	$33,469	$9,254	$6,363	—	—	$49,086
Internal	—	—	—	1,152	(1,152)	—

	33,469	9,254	6,363	1,152	(1,152)	$49,086

Contribution margin	12,190	1,207	2,628	1,152	(1,152)	16,025
Selling and administrative						16,754
Interest income						(23)

Loss before amortization, equity interest and income taxes						($706)

Total assets	$173,465	$52,570	$52,371	$7,550	—	$285,956
Capital asset expenditures	248	75	75	—	—	398

Nine months ended January 31, 2004	Video Processing and Distribution	Servers	Post Production	Other	Inter-segment eliminations	Total
Revenue:
External	$81,460	$18,946	$12,322	$—	$—	$112,728
Internal	—	—	—	3,456	(3,456)	—

	81,460	18,946	12,322	3,456	(3,456)	112,728

Contribution margin	20,824	3,513	3,960	3,456	(3,456)	28,297
Selling and administrative						43,444
Other charges						2,918
Interest income						(261)

Loss before amortization, equity interest and income taxes						($17,804)

Total assets	$87,861	$39,217	$37,363	$21,706	—	$186,147
Capital asset expenditures	1,232	382	292	—	—	1,906

7.     SEGMENTED INFORMATION (CONTINUED)

  a)
  Industry Segments Continued

Nine months ended January 31, 2003	Video Processing and Distribution	Servers	Post Production	Other	Inter-segment eliminations	Total
Revenue:
External	$99,281	$26,937	$15,547	—	—	$141,765
Internal	—	—	—	3,456	(3,456)	—

	99,281	26,937	15,547	3,456	(3,456)	$141,765

Contribution margin	36,367	5,332	5,767	3,456	(3,456)	47,466
Selling and administrative						50,918
Interest income						(57)

Loss before amortization, equity interest and income taxes						($3,395)

Total assets	$173,465	$52,570	$52,371	$7,550	—	$285,956
Capital asset expenditures	2,339	702	668	—	—	3,709
  b)
  Geographic Segments

Three months ended January 31, 2004	United States	Europe	Non-U.S. Americas	Pacific Rim	Total
Revenue	$15,334	$8,908	$5,391	$9,159	$38,792
Identifiable assets	53,185	30,664	93,036	9,262	186,147
Goodwill and acquired technology	—	—	—	—	—

Three months ended January 31, 2003	United States	Europe	Non-U.S. Americas	Pacific Rim	Total
Revenue	$23,026	$9,668	$7,803	$8,589	$49,086
Identifiable assets	62,366	39,418	94,314	5,288	201,386
Goodwill and acquired technology	20,498	12,934	51,138	—	84,570

Nine months ended January 31, 2004	United States	Europe	Non-U.S. Americas	Pacific Rim	Total
Revenue	$47,097	$26,215	$15,623	$23,793	$112,728
Identifiable assets	53,185	30,664	93,036	9,262	186,147
Goodwill and acquired technology	—	—	—	—	—

Nine months ended January 31, 2003	United States	Europe	Non-U.S. Americas	Pacific Rim	Total
Revenue	$71,080	$26,130	$20,238	$24,317	$141,765
Identifiable assets	62,366	39,418	94,314	5,288	201,386
Goodwill and acquired technology	20,498	12,934	51,138	—	84,570

8.     NET CHANGE IN NON-CASH BALANCES RELATED TO OPERATIONS

        The net change in non-cash balances related to continuing operations is as follows:

	Three months ended January 31, 2004	Three months ended January 31, 2003	Nine months ended January 31, 2004	Nine months ended January 31, 2003
Accounts receivable	$(2,579)	$(3,609)	$830	$6,519
Inventory	1,894	2,721	262	8,095
Income taxes	(123)	1,421	772	1,104
Prepaid expenses and other assets	(1,314)	(1,653)	(436)	(548)
Accounts payable and accrued liabilities	(3,056)	2,278	(3,064)	(11,763)

	$(5,178)	$1,158	$(1,636)	$3,407

9.     COMPARATIVE FIGURES

        Certain comparative figures have been reclassified to conform with the current year's presentation.

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LEITCH TECHNOLOGY ANNOUNCES THIRD QUARTER RESULTS
LEITCH TECHNOLOGY CORPORATION CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS (In thousands of Canadian dollars, except share and per share amounts — Unaudited)
LEITCH TECHNOLOGY CORPORATION CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (In thousands of Canadian dollars — Unaudited)
Leitch Technology Corporation Condensed Consolidated Balance Sheets (In thousands of Canadian dollars — Unaudited)
LEITCH TECHNOLOGY CORPORATION NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (In thousands of Canadian dollars, except share and per share amounts — Unaudited)